June 27, 2008

VIA EDGAR

The United States Securities and
Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-4644

Subject:	Nationwide Variable Account - II
Nationwide Life Insurance Company
Post-Effective Amendment No. 1 (1933 Act File No. 333-140621)
CIK No.:  0000356514
Accession No.: 0001190903-08-000656

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, and on behalf of its Nationwide Variable Account-II, Nationwide Life Insurance Company ("Nationwide") respectfully requests the withdrawal of the post-effective amendment identified above.

This withdrawal is being submitted due to a requested effective date that falls outside of the requirements set forth in Rule 485(a) under the Securities Act of 1933.  Nationwide will resubmit the filing to reflect a requested effective date that falls within the rule’s requirements.

Accordingly, Nationwide is formally requesting the withdrawal of this post-effective amendment.

If you have any questions concerning this matter, please contact me at 614-249-8782.

Sincerely yours,

Nationwide Life Insurance Company

/s/ JAMIE RUFF CASTO
Jamie Ruff Casto

Cc: Ms. Rebecca Marquigny